(MVB Financial Corp. letterhead)

August 22, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                   Form 10-K for the fiscal year ended December 31, 2013

Filed March 28, 2014

File No. 000-50567

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated August 8, 2014 to Mr. Bret S. Price of MVB Financial Corp (“the Company” or “MVB”).   For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K filed for the period ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Financial Results, page 19

1.              Please revise, in future filings, to include a discussion of the segment operation results as identified in Note 21 to the audited financial statements, for each of the periods presented.  Refer to Item 303(a)(3) of Regulation S-K.  In addition, please tell us the reasons for the low level of income tax expenses recognized within the Commercial and Retail Banking segments during 2013

Company response:

Future filings will include a discussion of operating results for our reportable segments in Management’s Discussion & Analysis.

The Commercial and Retail Banking segment tax expense is low because it had pre-tax earnings of $2,258,000 but tax-exempt interest on investments and loans of $2,240,000.  The Commercial and Retail Banking segment is the only segment with tax-exempt income.

Notes to Consolidated Financial Statements

Note 3. Loans and Allowance for Loan Losses, page 51

2.              We note the disclosure that the company purchased, in late 2013, $74.3 million in commercial loans in the Northern Virginia area.  Please tell us, and revise in future filings, to address the nature of the loans acquired, identifying whether they were performing or purchased credit impaired loans or a combination of both as well as whether these loans were acquired at a discount or a premium and the associated accounting.

Company response:

Future filings will address the nature of the loans acquired and identify whether they were performing or purchased credit impaired loans or a combination of both consistent with our response below.

During December 2013 the Bank purchased $74.3 million in performing commercial real estate secured loans in the Northern Virginia area.  At the time of acquisition, none of these loans were considered impaired.  They were acquired at a premium of roughly 1.024 or $1.8 million, which is being amortized in accordance with ASC 310-20.  These loans are collectively evaluated for impairment under ASC 450.  Loans are monitored individually for payoff activity, and any necessary adjustments to the premium will be made accordingly.

MVB acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this response to me at (304) 285-0005.

Sincerely,

/s/ Bret S. Price

Bret S. Price
Senior Vice President and Chief Financial Officer

Cc:	Larry F. Mazza, Chief Executive Officer & President
Donald T. Robinson, Executive Vice President & Chief Operating Officer
Patrick R. Esposito II, Senior Vice President, Chief Legal & Risk Officer
Lori Charlebois, Dixon Hughes Goodman LLP